UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

PMC Commercial Trust

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

693434102

(CUSIP Number)

Hoak Public Equities, L.P.

3963 Maple Avenue, Suite 450

Dallas, Texas 75219

(214) 855-2284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

EXECUTION COPY

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Public Equities, L.P. (20-1356217)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 560,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 560,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 560,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 5.28%

14	Type of Reporting Person PN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Income Opportunity Fund, L.P. (45-2317672)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) .19%

14	Type of Reporting Person PN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Fund Management, L.P. (20-1355992)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 580,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 580,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 580,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 5.47%

14	Type of Reporting Person PN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak & Co. (75-2574026)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 580,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 580,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 580,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 5.47%

14	Type of Reporting Person CO

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) J. Hale Hoak

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 580,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 580,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 580,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 5.47%

14	Type of Reporting Person IN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) James M. Hoak

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 196,357 shares

	8	Shared Voting Power 776,357 shares

	9	Sole Dispositive Power 196,357 shares

	10	Shared Dispositive Power 776,357 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 776,357 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.33%

14	Type of Reporting Person IN

Item 1.      Security and Issuer.

This Schedule 13D relates to the common stock, $0.01 par value per share (“Common Stock”), of PMC Commercial Trust (“PMC”), a Texas real estate investment trust (the “Company”), and amends the original filing on Schedule 13D of the filing persons dated April 12, 2013.  Capitalized terms not otherwise defined herein shall have the respective meanings set forth in such original filing.

Item 4.      Purpose of Transaction.

Hoak Public Equities (“HPE”) collectively with our affiliates owns 776,357 shares of Common Stock representing approximately 7.33% of the outstanding Common Stock.  On January 29, 2014, HPE reached a settlement of a lawsuit brought by it against PMC and CIM Urban REIT, LLC.  As part of the settlement, HPE and its affiliates agreed to vote in favor of the transaction PMC and CIM Urban announced July 8, 2013.  See Exhibit 1 for additional details.

Item 5.      Interest in Securities of the Issuer.

(a) As of February 5, 2014, the Reporting Persons as a group beneficially owned 776,357 shares of Common Stock, representing approximately 7.33% of the shares of Common Stock outstanding based upon the 10,596,220 shares of Common Stock reported by the Company to be outstanding as of November 5, 2013 in the Company’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission.

(b) J. Hale Hoak, together with HPE, HIOF, HFM, Hoak & Co. and James M. Hoak, has shared voting and dispositive power with respect to 580,000 shares of the Common Stock. James M. Hoak has the sole voting and dispositive power with respect to 196,357 shares of the Common Stock.

(c) Schedule A not applicable, as there were no transactions in the Company’s Common Stock in the last 60 days by the Reporting Persons.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

On January 29, 2014, HPE reached a settlement of a lawsuit brought by it against PMC and CIM Urban REIT, LLC.  As part of the settlement, HPE and its affiliates agreed to vote in favor of the transaction PMC and CIM Urban announced July 8, 2013.  See Exhibit 1 for additional details.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Hoak Public Equities, L.P.

By Hoak Fund Management, L.P. (its general partner)
By Hoak & Co. (its general partner)
By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Income Opportunity Fund, L.P.

By Hoak Fund Management, L.P. (its general partner)
By Hoak & Co. (its general partner)
By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Fund Management, L.P.

By Hoak & Co. (its general partner)
By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak & Co.

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

/s/ James M. Hoak
James M. Hoak (individually)

/s/ J. Hale Hoak
J. Hale Hoak (individually)

Dated: February 5, 2014

CUSIP No. 6934341029

INDEX TO EXHIBITS

Exhibit 1	Settlement Agreement dated effective January 28, 2014 by and among REIT Redux, L.P., Hoak & Co., and Hoak Public Equities, L.P.